SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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SAPIENS ANNOUNCES Q4 2004 AND YEAR-END RESULTS

Research Triangle Park, N.C.- February 10, 2005 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced its un-audited results of operations for the year ended December 31, 2004 and its un-audited results of operations for the fourth quarter of 2004.

Reporting Q4 and year-end results, the Company recorded a one-time write-off of software development costs, totaling $0.9 million, which significantly affected its results, for both the quarter and the full year. The fourth quarter showed growth in revenues and, with the exclusion of the one-time write-off, had improved gross profits over the previous quarter and an operating profit. Without the one-time write-off, the full year operational loss showed significant improvement over last year.  The growth in net loss from last year is primarily attributable to an increase in financial expenses.

With the inclusion of the one time write-off, as decided by management, compared to the previous quarter of 2004, the Company's revenues increased 6.2% from $11.3 million to $12.0 million. Gross profit in Q4 was $4.4 million compared with $4.8 million, and the gross profit margin in Q4 was 36.4% compared with 42.3%. The Company reported an operating loss of $0.8 million, compared with an operating loss of $0.2 million in the previous quarter, and a net loss of $1.7 million compared with a net loss of $1.0 million in the previous quarter.

Total revenues for 2004 were $47.8 million compared with $52.3 million in 2003. The Company's gross profit margin was 42.1% compared with 45.3% in 2003. The operating loss was $1.65 million compared with $1.47 million last year, and the net loss was $5.1 million compared with a net loss of $2.2 million last year.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented: "2004 was a year of disappointing results, where we experienced a continued decline in our traditional business and where our penetration of the insurance industry, our strategic focus, was delayed. We continued to make significant progress in the development of our SAPIENS INSIGHT™ suite of products, for the global Life & Pensions and Property & Casualty insurance sectors. Our insurance solutions are being recognized by the leading industry analysts and our sales pipeline is developing steadily."

"Entering 2005, we will continue with our strategic plan and expect to further penetrate the insurance market where we are beginning engagements with several new customers which we will formally announce later this year. We have recently completed a restructuring plan which included changes in management, centralization of headquarters, cost reduction and strengthened sales teams, to be expensed early in the year. We hope to return to operational profitability as early as Q2, and believe we will deliver in 2005, both on our operational profitability and on growing our backlog."

Q4 and 2004 CONFERENCE CALL:

Sapiens International will hold a Conference Call to discuss the results on Thursday, February 10th, 2005, at 08:45AM (EST)

To participate, please call:
United States 1-866-860-9642

United Kingdom 0-800-917-5108

International +972-3-918-0600

Israel 03-918-0600

10 minutes prior to start time

FOR ADDITIONAL INFORMATION:
Yuval Hadari	Itzick Sharir
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +1-877-554-2426 +972-8-938-2721	Tel: +44-1895-464 265
E-mail: yuval.h@sapiens.com	E-mail: itzick.s@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY) and (TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, Abbey National, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	12/31/2004	12/31/2003
Assets		
Cash and cash equivalents	$ 10,942	$ 31,775
Short-term investments	11,156	1,039
	22,098	32,814
Trade receivables, net	10,029	9,133
Other current assets	4,013	5,647
Total current assets	36,140	47,594
Property and equipment, net	2,382	3,060
Other assets, net	30,212	26,069
Total assets	$ 68,734	$ 76,723
Liabilities and shareholders' equity		
Short-term bank credit and current maturities of long-term debt	$ 20,873	$ 9,579
Trade payables	2,718	2,619
Other liabilities and accrued expenses	8,558	11,054
Deferred revenue	3,224	3,254
Total current liabilities	35,373	26,506
Long-term debt and other liabilities	3,035	8,111
Convertible debentures, warrants and options	18,246	16,672
Redeemable shares in a subsidiary	-	11,505
Shareholders' equity	12,080	13,929
Total liabilities and shareholders' equity	$ 68,734	$ 76,723

Note: Certain prior year's amounts have been reclassified to conform with current year presentation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  February 10, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary

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